SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR OCT TRAFFIC GROWS 11% TO 13.1m CUSTOMERS

INCLUDES 500,000 LAUDA TRAFFIC

Ryanair, Europe's No.1 airline, today (5 Nov) released Oct traffic statistics as follows:

● Traffic grew 11% to 13.1m with a 96% load factor
● Ryanair traffic grew 7% to 12.6m customers with a 96% load factor
● Lauda traffic was 0.5m customers with an 89% load factor

OCTOBER	2017	2018	Growth
Ryanair	11.8m	12.6m	+7%
Lauda	- -	0.5m	-
Total	11.8m	13.1m	+11%

Ryanair's Kenny Jacobs said:

"Ryanair's Oct traffic (which includes Lauda) grew by 11% to 13.1m customers, due to lower fares and continuing success of Lauda's summer schedule.

During October, we were forced to cancel just over 300 flights because of a five day airport handler strike at Brussels Zaventem, some adverse weather (winter storms) and continuing ATC staff shortages in the UK, Germany and France. We operated over 71,400 scheduled flights with over 80% of these flights arriving on time, as Ryanair continues to deliver the lowest fares, with the best punctuality of any major EU airline."

ENDS

For further information
please contact:
Robin Kiely                              Piaras Kelly
Ryanair DAC                           Edelman Ireland
Tel: +353-1-9451949              Tel: +353-1-6789333
press@ryanair.com                  ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05 November, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary